Exhibit 12.1

Pathmark Stores, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	52 Weeks Ended

	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003	February 2, 2002

Earnings (loss) before income taxes and
cumulative effect of an accounting change	$(65.7)	$(317.9)	$28.3	$26.9	$(225.8)

Fixed charges:
Interest expense	64.6	64.8	68.1	63.5	65.0
Amortization of deferred financing costs	1.8	1.7	2.2	1.8	2.3
Write off of deferred financing costs	—	1.7	2.6	—	4.8
Interest portion of rental expense	15.1	14.3	13.4	13.4	12.4

Total fixed charges	81.5	82.5	86.3	78.7	84.5

Earnings (loss), as adjusted	$15.8	$(235.4)	$114.6	$105.6	$(141.3)

Ratio of earnings to fixed charges	0.19x	—	1.33x	1.34x	—

Deficiency in earnings available to cover fixed charges	$—	$(317.9)	$—	$—	$(225.8)